SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, 18 August 2025 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market, in compliance with the provisions of article 157, paragraph 4, of Law No. 6. 404, December 15, 1976, as amended ("Brazilian Corporate Law"), and of the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 44, of August 23, 2021, as amended, that, at a meeting of the Company's Board of Directors held on August 14, 2025 ("BoD Meeting”), the 1st (first) issuance of 2,000,000 (two million) financial liquidation rural product notes, book-entry, in up to three series (“CPR-Fs” and "Issuance"), with a unit value of R$1,000.00 (one thousand reais) each, on the date of their respective issue, in the total amount of R$2,000,000,000.00 (two billion reais) of which will be issued (i) a maximum of 500,000 (five hundred thousand) First Series CPR-Fs, equivalent to R$ 500,000,000.00 (five hundred million reais) ("Maximum Volume of the First Series CPR-Fs"), which could be cancelled, considering the Bookbuilding Procedure; (ii) at least 750,000 (seven hundred and fifty thousand) Second Series CPR-Fs, equivalent to R$ 750,000,000.00 (seven hundred and fifty million reais) ("Minimum Volume of the Second Series CPR-Fs"); and (iii) at least 750,000 (seven hundred and fifty thousand) Third Series CPR-Fs, equivalent to R$ 750,000,000.00 (seven hundred and fifty million reais) ("Minimum Volume of the Third Series CPR-Fs"), noting that the allocation of CPR-Fs between the Series should occur according to the system of communicating vessels (“System of Communicating Vessels”) which shall be intended for the General Investing Public, as defined under Article 2, item XXI, of CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), as currently in force, and whose issuer qualifies as an EGEM and, consequently, an EFRF (“Offering”).

The CPR-Fs to be issued by the Company will be subject to public distribution, with the Offering being subject to the automatic rite of registration of a public offering for the distribution of securities, without the need for prior analysis by the CVM, by means of the automatic distribution registration rite, under the terms of article 25, 26, item IV, paragraph (b) of CVM Resolution 160, noting that the Company qualifies as a Large Market Exposure Issuer, and consequently as a Frequent Issuer of Fixed Income Securities, under the terms of articles 38 and 38-A of CVM Resolution No. 80, of March 29, 2022, as amended.

The procedure for collecting investment intentions will be adopted, with receipt of reserves from investors, without minimum or maximum lots, to be conducted by the Underwriters, pursuant to articles 61 and 62 of CVM Resolution 160, as well as under the terms of the Distribution Agreement, subject to the provisions of article 61, paragraphs 2 and 3, of CVM Resolution 160, through which the Underwriters will verify the market demand for the CPR-Fs, for verification and definition, together with the Company, the amount of CPR-Fs to be allocated in each Series of the Issuance, according to the Communicating Vessel System and observing the Maximum Volume of the First Series CPR-Fs, the Minimum Volume of the Second Series CPR-Fs and the Minimum Volume of the Third Series CPR-Fs ("Bookbuilding Procedure").

The net funds raised by the Company through the Issuance will be used for the formation and exploitation of homogeneous forests, as well as the conservation of native forests.

Notwithstanding the approval within the scope of the BoD Meeting, it should be noted that the completion of the Offering and, consequently, the payment of the CPR-Fs, is subject, among other factors, to market conditions and compliance with the applicable contractual, regulatory and normative requirements.

The minutes of the Meeting of the Company's Board of Directors that approved the terms and conditions of the CPR-Fs and the Issuance, are available for consultation on the Company's website (https://ri.suzano.com.br/Portuguese/Arquivamentos/Documentos-entregues-a-CVM/default.aspx) and on the CVM website (www.cvm.gov.br).

The Company will keep its shareholders and the market informed about the development of the Issuance and the Offering, as well as any new relevant developments linked to the Issuance. This notice to the market is for information purposes only, under the terms of the regulations in force, and does not constitute and should not be interpreted as any effort to sell the CPR-Fs.

Finally, Suzano reiterates its commitment to financial discipline and transparency with its investors.

São Paulo, 18 August, 2025.

Vice-President of Finance and Investor Relations

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations